UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 5, 2023

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) dated June 28, 2022 regarding the properties set forth below (the “Properties” and each a “Property”).

Issuance of Notes

On May 3, 2023, Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC issued a promissory note in the principal amount of $10,000.00 (the “Note”) to the Manager to finance certain improvements and renovations to the Property underlying this Series. The Note will bear an interest of 4.5% per annum. The foregoing is a summary of the terms of the Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Note, which is filed as Exhibit 6.1 to this report.

On May 3, 2023, Landa App 3 LLC – 1363 Hancock Street Brooklyn NY LLC issued a promissory note in the principal amount of $10,000.00 (the “Note”) to the Manager to finance certain improvements and renovations to the Property underlying this Series. The Note will bear an interest of 4.5% per annum. The foregoing is a summary of the terms of the Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Note, which is filed as Exhibit 6.2 to this report.

On May 3, 2023, Landa App 3 LLC – 996 Greenwood Avenue NE Atlanta GA LLC issued a promissory note in the principal amount of $42,000.00 (the “Note”) to the Manager to finance certain improvements and renovations to the Property underlying this Series. The Note will bear an interest of 4.5% per annum. The foregoing is a summary of the terms of the Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Note, which is filed as Exhibit 6.3 to this report.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Promissory Note by and between Landa Holdings, Inc. and Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC, dated May 3, 2023
6.2	Promissory Note by and between Landa Holdings, Inc. and Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC, dated May 3, 2023
6.3	Promissory Note by and between Landa Holdings, Inc. and Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC, dated May 3, 2023

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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